SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Overture Acquisition Corp.
(Name of Issuer)

Common Stock, 0.0001 par value per share
(Title of Class of Securities)

G6830P100 (Common Stock)
(CUSIP Number)

June 1, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. G6830P100                                                                                        Page 2 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Azimuth Opportunity, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 496,950
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 496,950
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,950
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.65%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G6830P100                                                                                        Page 3 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Commerce Court Value, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 502,260
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 502,260
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 502,260
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.67%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G6830P100                                                                                            Page 4 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peter W. Poole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 999,210
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 999,210
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,210
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.33%
12	TYPE OF REPORTING PERSON* IN (Individual)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G6830P100                                                                                        Page 5 of 8

Item 1.

(a)           Name of Issuer:

Overture Acquisition Corp. (the “Company”)

(b)           Address of Issuer's Principal Executive Offices:

c/o Maples Corporate Services Limited
PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Island

Item 2.

(a)           Name of Person Filing:

Azimuth Opportunity, Ltd.

(b)           Address of Principal Business Office or, if none, Residence:

Azimuth Opportunity, Ltd.
c/o Ogier
Qwomar Complex, 4th Floor
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

Commerce Court Value, Ltd.
c/o Ogier
Qwomar Complex, 4th Floor
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

Peter W. Poole
4th Floor, Rodus Building
Road Reef, PO Box 765
Road Town
Tortola
British Virgin Islands

(c)           Citizenship:

British Virgin Islands

CUSIP No. G6830P100                                                                                        Page 6 of 8

(d)           Title of Class of Securities:

Common Stock, 0.0001 par value per share (“Common Stock”).

(e)           CUSIP Number:
G6830P100 (Common Stock)

Item 3.          If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.          Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)               Amount beneficially owned:

999,210 shares of Common Stock

Peter W. Poole is the Director of Commerce Court Value, Ltd. and Azimuth Opportunity, Ltd and consequently may be deemed to have shared voting control and investment discretion over securities owned by Commerce Court Value, Ltd and Azimuth Opportunity, Ltd.  The foregoing should not be construed in and of itself as an admission by Peter W. Poole as to the beneficial ownership of the shares owned by Commerce Court Value, Ltd and Azimuth Opportunity, Ltd.

(b)           Percent of class:

5.33 % of the Company's Common Stock, which percentage was calculated based on a figure of 18,750,000 shares of Common Stock outstanding as of March 31, 2009, as reported in the Company's Current Report on Form 10-Q, dated as of May 11, 2009.

(c)           Number of shares as to which the person has:

(i)             Sole power to vote or to direct the vote: 0

(ii)            Shared power to vote or to direct the vote:  999,210

(iii)           Sole power to dispose or to direct the disposition of: 0

(iv)           Shared power to dispose or to direct the disposition of: 999,210

Item 5.           Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. G6830P100                                                                                        Page 7 of 8

Item 6.           Ownership of More than Five Percent on Behalf of Another Person

  Not applicable.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

  Not applicable.

Item 8.            Identification and Classification of Members of the Group

  Not applicable.

Item 9.            Notice of Dissolution of Group

  Not applicable.

Item 10.         Certification

  Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G6830P100                                                                                        Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2009

AZIMUTH OPPORTUNITY, LTD.

By: /s/ Peter W. Poole
       Name: Peter W. Poole
   Title: Director

COMMERCE COURT VALUE, LTD.

By: /s/ Peter W. Poole
       Name: Peter W. Poole
   Title: Director

PETER W. POOLE

By: /s/ Peter W. Poole
       Name: Peter W. Poole